EXHIBIT 99.1

Crucell Grants Pfizer an Exclusive License on West Nile Virus Vaccine for Horses

LEIDEN, The Netherlands, Jan. 13, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL), (Nasdaq:CRXL) announced today that it has granted U.S.-based Pfizer Inc. (NYSE:PFE) an exclusive license to develop and commercialize Crucell's West Nile Virus veterinary vaccine for use in horses.

Under the terms of the agreement, Pfizer will pay Crucell an upfront license fee, milestones, annual fees and a royalty on sales of the vaccine. Further financial details were not disclosed.

In June 2003 Crucell partnered with Israeli Kimron Veterinary Institute to develop a West Nile virus veterinary vaccine for use in geese in Israel. Crucell and Kimron anticipate approval of the veterinary vaccine in Israel in 2004. Pfizer will be responsible for the development of the vaccine for use in horses.

The PER.C6(tm)-based West Nile Virus veterinary vaccine is an inactivated whole virus product, which has been proven to elicit a strong and effective immune response in other species. According to sources within the industry(1), 8 million doses of the vaccine have already been used in the U.S. and Canada since approval of the first vaccine in 2001, at a cost of $25 per dose, including veterinary fees. This suggests a very attractive current U.S. market of at least tens of millions of dollars.

"We are pleased that Pfizer Animal Health, a leader in veterinary vaccines, has selected Crucell's PER.C6(TM) technology to develop their new West Nile virus vaccine for horses," said Dinko Valerio, President and Chief Executive Officer of Crucell. "Due to faster approval processes in the animal health industry, the West Nile Virus veterinary vaccine has the potential to be one of the first PER.C6(tm)-based vaccines to reach the U.S. market."

West Nile Virus in Horses

West Nile Virus affects horses much more often than any other domestic animals. Many horses infected with West Nile virus do not develop any illness, but of the horses that become ill about one third die or require euthanasia. Equines acquire immunity to West Nile Virus via natural exposure and/or vaccination. A West Nile Virus vaccine became commercially available in the United States in 2001. The recommended vaccine schedule for adult horses is two vaccinations 3 to 6 weeks apart followed by an annual booster. At this time, the duration of immunity from vaccination is not known.

Crucell's Human West Nile Virus Vaccine Program

Crucell is also independently developing a human West Nile Virus vaccine. The vaccine is based on an inactivated whole virus technology, which has a proven record of efficacy and safety. It is based on Crucell's unique PER.C6(tm) technology. The company expects the human vaccine to enter Phase I clinical development in 2005.

Overview of West Nile Virus

West Nile virus is a member of the flavivirus family, which includes yellow fever and St Louis encephalitis and is commonly found in Africa, West Asia and the Middle East. It was recognized in the Western Hemisphere for the first time in 1999. West Nile virus is carried by birds and is spread to humans and other animals by mosquitoes.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development activities include collaborations with Aventis Pasteur for an influenza vaccine, the U.S. National Institutes of Health for an Ebola vaccine, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(tm) technology, which offers a safer, more efficient way to produce biologicals. The company licenses its PER.C6(tm) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include Aventis, DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

(1) United States Department of Agriculture (USDA) and Wyeth Animal Health

For a PDF-version of this release, please click on the following link:

http://hugin.info/132631/R/930416/127523.pdf

Copyright Hugin ASA 2004. All rights reserved.

CONTACT:  Crucell N.V.
          Louise Dolfing
          Manager Corporate Communications
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com

          Redington, Inc.
          Thomas Redington
          Tel. +1 212-927-733
          tredington@redingtoninc.com